Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For October 17, 2002

TECHNIP-COFLEXIP

(Exact name of registrant as specified in its charter)

170, Place Henri Régnault

92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 ______________

SIGNATURES

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 21, 2002	TECHNIP-COFLEXIP

By: /s/Christopher Welton

Christopher Welton

Vice President of Investor Relations

Paris-La Défense, October 17th, 2002

PRESS RELEASE

CONTRACT AWARD FOR A POLYETHYLENE PLANT IN IRAN

Pars Petrochemical Company – a wholly owned affiliate of the National Petrochemical Company of Iran – has just awarded Technip-Coflexip (NYSE: TKP and Euronext: 13170) and its Iranian partner Nargan, an EPC contract for the design and construction of a low density polyethylene plant for the 9th Olefins Complex at Asaluyeh.

This contract, worth about 100 million euros (Technip-Coflexip’s share), was signed in Teheran on October 16th, 2002.

Within the framework of the project, Technip-Coflexip and Nargan will carry out the basic and detail engineering, procurement of equipment and materials as well as construction, commissioning and start-up for a 300,000-ton-a-year low density polyethylene unit using Stamicarbon technology.

The coming into force of this contract will take place as soon as a multi-source financing involving European export credits is completed.

The engineering center of Technip-Coflexip in Lyon, France, will execute the project in collaboration with Nargan, an Iranian engineering company based in Teheran in which Technip-Coflexip has a 20% stake.

The completion of the works is scheduled for 34 months after the coming into force of the contract.

This plant is one of the downstream units of the 9th Olefins Complex at Asaluyeh, which will use the ethylene produced by the ethane cracker, whose design, procurement and supervision of construction and commissioning have been entrusted to Technip-Coflexip. (Our press release dated December 13th, 2001).

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With a workforce of about 18,000, Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (Euronext: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

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TECHNIP-COFLEXIP’s website is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For further information contact:

Sylvie Hallemans	David-Alexandre Guez
Press Relations	Investor Relations Department
TECHNIP-COFLEXIP	TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85	Tel. +33 (0) 1 47 78 27 85
Fax +33 (0) 1 47 78 24 33	Fax +33 (0) 1 55 91 87 11
E-mail: shallemans@technip-coflexip.com	E-mail: daguez@technip-coflexip.com

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